Exhibit 12.1

	Year Ended December 31,
	2012	2011	2010	2009	2008
Computation of ratio of net income to fixed charges
Fixed charges (1)	$197,064	$144,662	$95,923	$96,267	$104,481
Fixed charges (1)	$197,064	$144,662	$95,923	$96,267	$104,481
Net income	349,245	284,373	169,500	174,400	79,129

	$546,309	$429,035	$265,423	$270,667	$183,610

Ratio of earnings to combined fixed charges	2.77	2.97	2.77	2.81	1.76

Computation of ratio of net income to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$197,064	$144,662	$95,923	$96,267	$104,481
Preferred stock dividends (2)	7,551	—	—	—	—

Combined fixed charges and preferred stock dividends	$204,615	$144,662	$95,923	$96,267	$104,481

Combined fixed charges and preferred stock dividends	$204,615	$144,662	$95,923	$96,267	$104,481
Net income	349,245	284,373	169,500	174,400	79,129

	$553,860	$429,035	$265,423	$270,667	$183,610

Ratio of earnings to combined fixed charges and preferred stock dividends	2.71	2.97	2.77	2.81	1.76

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during 2011, 2010, 2009, and 2008.